Compliance with KRX Disclosure Requirement
Regarding Establishment of the Second Steelworks in India

POSCO signed a Memorandum of Understanding with the Government of Karnataka at the Global Investors Meet held in June 2010 in Bangalore, India.

POSCO has filed applications for mining lease with the Government of Karnataka and is currently in the process of acquisiton of the land to construct an integrated steel mill near Bellary mining sector in the State of Karnataka.

POSCO has not yet made any decisions regarding the construction of integrated steel mill (“Project”). In accordance with the disclosure requirements under the Korea Exchange regulations, however, POSCO will promptly disclose any material information regarding the Project as soon as any such information is made available.